KW 3/4/14

14046220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32664

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 William Street, Suite 200
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen G. DaCosta 781-235-7055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 Westminster Street, Suite 6A	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Nicole M. Tremblay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Securities Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 25, 2018

KPMG

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2013

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Table of Contents

KPMG LLP
6th Floor, Suite A
100 Westminster Street
Providence, RI 02903-2321

Report of Independent Registered Public Accounting Firm

The Board of Directors
Weston Securities Corporation:

We have audited the accompanying financial statements of Weston Securities Corporation (a wholly owned subsidiary of Washington Trust Bancorp, Inc.) (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Weston Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of Management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Providence, Rhode Island
February 21, 2014

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	1,378,572
Fees and commissions receivable		144,346
Receivable from related party (note 5)		62,751
Prepaid expenses		92,657
Goodwill		150,000
Total assets	$	1,828,326
Liabilities		
Accounts payable and accrued expenses	$	68,876
Income taxes payable to related party (notes 5 and 2(d))		93,563
Payable to related party (note 5)		92,151
Total liabilities		254,590
Stockholder's equity:		
Common stock, no par value. Authorized 12,500 shares; issued and outstanding 1200 shares		6,000
Additional paid-in capital		418,318
Retained earnings		1,149,418
Total stockholder's equity		1,573,736
Total liabilities and stockholder's equity	$	1,828,326

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Operations

Year ended December 31, 2013

Revenues:		
12b-1 fees	$	909,485
Commission and other income		326,057
Related-party revenue (note 5)		809,075
		2,044,617
Expenses:		
Administrative fee – related party (note 5)		858,724
Professional licenses		123,307
Outsourced services		162,782
Legal and audit fees		55,316
Other expenses		46,737
		1,246,866
Income before income taxes		797,751
Income tax expense (note 6)		288,690
Net income	$	509,061

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

	Common stock			Additional paid-in capital	Retained earnings	Total
	Shares		**Amount**			
Balance, December 31, 2012	1,200	$	6,000	418,318	970,357	1,394,675
Net income	—		—	—	509,061	509,061
Dividends	—		—	—	(330,000)	(330,000)
Balance, December 31, 2013	1,200	$	6,000	418,318	1,149,418	1,573,736

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	509,061
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Fees and commissions receivable		(9,900)
Receivable from related party		(38,251)
Prepaid expenses		10,064
Accounts payable and accrued expenses		1,209
Payable to related party		8,190
Federal and state income taxes payable (note 2(d))		32,690
Net cash provided by operating activities		513,063
Cash flows from financing activity:		
Dividends declared and paid		(330,000)
Net cash used in financing activity		(330,000)
Net decrease in cash and cash equivalents		183,063
Cash and cash equivalents at beginning of year		1,195,509
Cash and cash equivalents at end of year	$	1,378,572
Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes (note 5)	$	256,000

See accompanying notes to financial statements.

(1) Operations and Organization

Weston Securities Corporation (WSC or the Company), organized as a Massachusetts corporation on August 14, 1984, was acquired by and therefore became a wholly owned subsidiary of Washington Trust Bancorp, Inc. (WTB) on August 31, 2005, and was previously a wholly owned subsidiary of Weston Financial Group, Inc. (WFG). In the same transaction, WFG also became a wholly owned subsidiary of The Washington Trust Company (WTC).

WSC is a registered broker/dealer under the Securities Exchange Act of 1934 (Exchange Act of 1934) and a member of the Financial Industry Regulatory Authority (FINRA) – formerly, the National Association of Securities Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SIPC), and is involved in the distribution of Mutual Funds, Variable Annuities, Variable Life, and 529 plans. WSC serves primarily as the principal underwriter and distributor of four affiliated mutual funds and distributes these funds predominately to clients of WFG. Previously there were five affiliated mutual funds, however effective February 28, 2013, the New Century Opportunistic Portfolio merged into the New Century Capital Portfolio resulting in a reduction of the affiliated mutual funds to four, with no impact on overall assets or revenue. Certain of the officers and trustees of WSC and the affiliated funds are also officers and directors of WFG, WTB, and WTC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash represents moneys held in a bank account under normal commercial terms. Investments in money market funds are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value.

(b) Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is tested for impairment at least annually in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350-20, *Goodwill*. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC 805, *Business Combinations*. The residual fair value of this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

(Continued)

(c) Revenue

The Company earns revenue from the following sources: Rule 12b-1 Fees received directly from New Century Portfolios (NCP) and mutual funds held by NCP, a Sales Agreement with The Park Insurance Agency, Inc. (Park) (an underlying Related Party), Variable Annuity Trailers, and 529 Plan Trailers. Additionally, the Company receives commissions from the sale of Variable Annuities, 529 Plans, and Variable Life Insurance Policies. Revenue is recorded as it is earned.

(d) Income Taxes

The Company files federal and state income tax returns on a consolidated basis with its parent, WTB. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Federal and state income taxes are calculated using the pro rata method.

Income taxes are calculated and are recorded in the Company's results of operations based upon the application of FASB ASC 740, *Income Taxes*. The Company follows the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more likely than not realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities. For the year ended December 31, 2013, the Company had no temporary tax differences and, as a result, had no deferred income taxes.

According to the uncertain tax position provisions of FASB ASC 740, *Income Taxes*, the Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that, which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of change. As of December 31, 2013, the Company did not have any liabilities for any uncertain tax positions. The prior three tax years remain open to examination by the major jurisdictions in which the Company is subject to tax.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

(3) Goodwill

Goodwill represents the amount allocated to the Company following WTB's purchase of WFG in 2005. For the year ended December 31, 2013, the Company performed its annual impairment review of goodwill and concluded that there was no impairment during the year.

(4) Revenue Concentration

The Company's 12b-1 revenue, which comprises 44% of total revenues, is the result of a Distribution Agreement with NCP. Commission revenue, which comprises 16% of total revenues, is earned as the result of placing insurance and other variable contracts for Park, and 529 Plans. The remaining 40% of revenue is earned through a Sales Agreement with Park (see note 5). The Company may be subject to greater risk due to the concentration of revenue from a small number of sources.

(5) Related-Party Transactions

Effective March 1, 1999, the Company entered into a Sales Agreement with Park, a wholly owned subsidiary of WFG, under which Park pays to the Company 70% of total commissions earned on sales of insurance products. For the year ended December 31, 2013, the Company generated revenue of $809,075 under this Sales Agreement, $62,751 of which was a receivable at December 31, 2013.

The Company also has an Administration Agreement with WFG, a wholly owned subsidiary of the Company's sister subsidiary, WTC, under which WFG provides the Company with Management, administrative facilities, and services, including the use of WFG personnel. For the period January 1, 2013 through December 31, 2013, the Company paid 15% of specified employee-related costs and 8% of specified occupancy-related costs incurred by WFG, and 11.5% of the Intercompany Management Fee between WFG and WTC. For the year ended December 31, 2013, the Company incurred expenses related to this Administration Agreement in the amount of $858,724, of which $92,151 is owed to WFG at December 31, 2013.

The Company files federal taxes on a consolidated basis with WTB. During the year, the Company made $256,000 in payments to WTB for taxes. At year-end, the Company owed $93,563 to WTB for its tax liability.

(6) Income Taxes

The provision for income taxes is presented below:

Federal	$	274,114
State		14,576
Total income tax expense	$	288,690

(Continued)

The reconciliation of federal income tax at the statutory rate to the effective income tax rate is presented below:

		Amount	Percentage of pre-tax income
Tax at federal income tax rate	$	279,213	35.00%
Tax at state income tax rate		9,484	1.19
Other		(7)	—
Total income tax expense	$	288,690	36.19%

(7) Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), whereby the minimum net capital the Company is required to maintain (as defined) is $25,000, or the ratio of aggregate indebtedness (as defined) to net capital of 15 to 1 (6 2/3%), whichever is greater. FINRA provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $1,121,289, which was $1,096,289 in excess of its required net capital of $25,000 the Company's ratio of aggregate indebtedness to net capital as of December 31, 2013 was 0.23 to 1. See schedule I.

(8) Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. See schedules II and III.

(9) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker/dealer in securities as described in note 1. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions. As of December 31, 2013, Management of the Company believes that all customer initiated transactions have been fully executed by the Company.

(b) Litigation

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2013.

(10) Subsequent Events

Pursuant to ASC 855, *Subsequent events*, the Company evaluated all subsequent events through February 21, 2014, which coincides with the date the financial statements were available to be issued.

Schedule I

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2013

Capital – stockholder's equity	$	1,573,736
Deductions – nonallowable assets:		
Fees and commissions receivable		(144,346)
Receivable from affiliate		(62,751)
Prepaid expenses		(92,657)
Goodwill		(150,000)
Haircut on cash equivalents		(2,693)
Net capital		1,121,289
Aggregate indebtedness		254,590
Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000)		25,000
Excess net capital	$	1,096,289
Ratio of aggregate indebtedness to net capital		0.23 – 1

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013) is not necessary since there was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2013 and that of the information included herein.

See accompanying report of Independent Registered Public Accounting Firm.

Schedule II

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2013

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

Schedule III

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2013

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

KPMG LLP
6th Floor, Suite A
100 Westminster Street
Providence, RI 02903-2321

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
Weston Securities Corporation:

In planning and performing our audit of the financial statements of Weston Securities Corporation (a wholly owned subsidiary of Washington Trust Bancorp, Inc.) (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide Management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow Management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Providence, Rhode Island
February 21, 2014

KPMG

KPMG LLP
6th Floor, Suite A
100 Westminster Street
Providence, RI 02903-2321

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Weston Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Weston Securities Corporation (a wholly owned subsidiary of Washington Trust Bancorp, Inc.) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Providence, Rhode Island
February 21, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032664 FINRA DEC
WESTON SECURITIES CORP 10*10
100 WILLIAM ST STE 200
WELLESLEY MA 02481-3702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 357
   B. Less payment made with SIPC-6 filed (**exclude interest**) (162)
   Date Paid
   C. Less prior overpayment applied (-0-)
   D. Assessment balance due or (overpayment) -0-
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-
   F. Total assessment balance and interest due (or overpayment carried forward) $ 195
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 195.00
   H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Weston Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Div. Controller/VP/FinOP
(Title)

Dated the 10th day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,044,617
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,901,729
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	1,901,729
2d. SIPC Net Operating Revenues	$ 142,888
2e. General Assessment @ .0025	$ 357 (to page 1, line 2.A.)